UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42907

Charming Medical Limited

Units 1803-1806, 18/F, Hang Lung Centre
2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On April 2, 2026, the Board of Directors, Nominating Committee, and the Compensation Committee of the Company approved by resolutions and confirmed the appointment of Mr. Matthew Mo Kan Tsui as a director of the Company, with an annual compensation of HK$384,000, effective upon approval of the resolutions, until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The Board has determined Mr. Tsui (i) is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules, and (ii) qualifies as an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, and possesses the requisite financial sophistication under Rule 5605(c)(2)(A) of the Nasdaq Stock Market LLC Listing Rules. Mr. Tsui will be serving on the Board of Directors as a non-employee, independent director. Mr. Tsui has also been named as the chairman of the Audit Committee and a member of the Compensation Committee and Nominating Committee of the Company.

The foregoing descriptions of our offer letter to Mr. Tsui are qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

There are no family relationships between Mr. Tsui and any other employees of the Company or members of the Board of Directors.

The biographical information of Mr. Tsui is set forth below:

Matthew Mo Kan Tsui, age 44

Matthew Mo Kan Tsui has over 20 years of experience in accounting, corporate finance, and capital markets. He has served as a Project Director at Visionwide Consultancy Limited since September 2025, where he provides corporate advisory and consulting services. He has also served as an Independent Non-Executive Director and Chair of the Audit Committee of Grand Field Group Holdings Limited (HKEX: 115) since July 2021, where he oversees financial reporting, internal control over financial reporting, risk management, and ESG disclosures. From January 2020 to July 2024, he served as Joint Company Secretary, Authorized Representative, and Investor Relations Director of Jiumaojiu International Holdings Limited (HKEX: 9922), and held senior finance and company secretarial roles in multiple pre-IPO companies from 2014 to 2019. From May 2007 to August 2014, he served as Audit Manager at KPMG leading audits and IPO engagements, with direct involvement in preparing, auditing, and quality control of financial statements under HKFRS/IFRS of complexity comparable to US-listed registrants, and assessed the application of accounting principles to estimates, accruals, reserves, revenue recognition, and complex transactions. He is a member of CPA Australia and the Hong Kong Institute of Certified Public Accountants and holds a Bachelor of Commerce (Accounting and Finance) from Macquarie University.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director offer letter to Mr. Matthew Mo Kan Tsui, dated April 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Charming Medical Limited

Date: April 2, 2026	By:	/s/ Kit Wong
	Name:	Kit Wong
	Title:	Chief Executive Officer and
Chairman of the Board

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